Filed pursuant to Rule 433

Registration No. 333-232417

(To Prospectus dated July 3, 2019 and

Preliminary Prospectus Supplement dated

December 10, 2019)

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the Ontario Securities Commission and with the US Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document where required by applicable law.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision. Investing in the Notes involves risks. See the “Risk Factors” sections of the Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus.

CANADIAN IMPERIAL BANK OF COMMERCE

US$ 1,250,000,000 Floating Rate Senior Notes due 2023

Pricing Term Sheet

December 10, 2019

Issuer:	Canadian Imperial Bank of Commerce

Pricing Date:	December 10, 2019

Settlement Date:	December 17, 2019 (T+5)

Issuer Ratings*:	Aa2/A+/AA- (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Expected Issue Ratings*:	A2/BBB+/AA- (Moody’s/S&P/Fitch)

Joint Book-Running Managers:	Deutsche Bank Securities Inc., Citigroup Global Markets Inc., CIBC World Markets Corp.

Aggregate Principal Amount Offered:	US$ 1,250,000,000

Maturity Date:	March 17, 2023

Price to the Public:	100.000% of the principal amount plus accrued interest, if any, from December 17, 2019

Interest Rate:	Compounded SOFR plus 0.800%

Compounded SOFR:

A compounded average of daily SOFR determined for each quarterly Interest Period in accordance with the specific formula described in the “Description of the Notes—Compounded SOFR” section in the prospectus supplement relating to the Notes.

For purposes of calculating Compounded SOFR with respect to the final Interest Period, the daily SOFR for each calendar day in the period from and including the Rate Cut-Off Date to but excluding the Maturity Date will be the daily SOFR in respect of such Rate Cut-Off Date.

Interest Payment Dates:	Interest on the Notes will be payable quarterly in arrears on the second Business Day following each Interest Period End Date. Notwithstanding the foregoing, interest for the final Interest Period will be paid on the Maturity Date (or the next succeeding Business Day).

Interest Period End Dates:	March 17, June 17, September 17 and December 17 of each year, commencing on March 17, 2020

Bail-inable Notes:	The Notes are bail-inable notes and subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the CDIC Act) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. For a description of the Canadian bank resolution powers and related risk factors attaching to investment in the Notes, see information under the headings “Description of Notes—Special Provisions Related to Bail-in Regime” and “Risk Factors” in the prospectus supplement relating to the Notes.

CUSIP/ISIN:	13607G KW3 / US13607GKW32

*Ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization.

The Bank has filed a registration statement (File No. 333-232417) (including a short form base shelf prospectus dated July 3, 2019) and a preliminary prospectus supplement dated December 10, 2019 (including the base shelf prospectus, the Prospectus) with the U.S. Securities and Exchange Commission (the SEC) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611; Citigroup Global Markets Inc. toll-free at (800) 831-9146; CIBC World Markets Corp. toll-free at (800) 282-0822.

We expect that delivery of the Notes will be made against payment therefor on or about December 17, 2019, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to two business days before delivery should consult their own advisor.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.